GE FUNDS
                              N-SAR QUESTION 77.D


	On March 13, 2002, the Board of Trustees of the GE Funds approved a non-fundamental investment policy for each of its portfolios, excluding GE Strategic Investment Fund and GE Tax-Exempt Fund, with respect to Investment Company Act Rule 35d-1 to require each portfolio, excluding
GE Strategic Investment Fund and GE Tax-Exempt Fund, to invest at least 80% of its net assets plus borrowings for investment purposes in the type of securities suggested by its name.

        On March 13, 2002, the Board of Trustees also approved a change to the maximum investment in debt securities for the GE U.S. Equity Fund, GE S&P 500 Index Fund, GE Value Equity Fund, GE Mid-Cap Value Equity Fund, GE Small-Cap Value Equity Fund, GE Global Equity Fund, GE International Equity Fund, GE Europe Equity Fund, GE Premier Growth Equity Fund, GE Premier Research Equity Fund , GE Premier International Equity Fund GE Premier Value Equity Fund portfolios, all in response to Investment Company Act Rule 35d-1. The applicable portfolios lowered from 35% to 20%, the amount of net assets that may be invested in debt securities.

	On June 5, 2002, the Board of Trustees of the Fund approved a change to the amount of assets the GE Fixed Income Fund, GE Government Securities Fund, GE Short-Term Government Fund and GE Strategic Investment Fund portfolios may invest in mortgage dollar rolls. The applicable portfolios increased from 25% to 33-1/3% the amount of net assets that may be invested in mortgage dollar rolls.